SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 47)*

                     KEYSTONE CONSOLIDATED INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                  493422 10 9
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 14, 1998
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  493422 10 9

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                652,414
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                          652,414

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           652,414

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  493422 10 9

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                652,414
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                          652,414

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           652,414

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  493422 10 9

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                652,414
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                          652,414

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           652,414

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  493422 10 9

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                652,414
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                          652,414

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           652,414

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  493422 10 9

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                652,414
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                          652,414

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           652,414

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  493422 10 9

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                652,414
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                          652,414

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           652,414

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  493422 10 9

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                652,414
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                          652,414

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           652,414

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  493422 10 9

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           The Combined Master Retirement Trust

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                682,414
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                          682,414

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           682,414

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           EP


CUSIP No.  493422 10 9

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

          Harold Simmons Foundation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                902,414
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                          902,414

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           902,414

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.2%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  493422 10 9

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,561,173
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,561,173

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,561,173

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.5%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  493422 10 9

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,851,873
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,851,873

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           -0-

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN



                                AMENDMENT NO. 47
                                TO SCHEDULE 13D

     This amended and restated statement on Schedule 13D is hereby amended and restated in its entirety as set forth below, except for Item 3, which is merely amended (collectively, this "Statement").

Item 1.   Security and Issuer

     This Statement relates to the common stock, $1.00 par value per share (the "Shares"), of Keystone Consolidated Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at
Three Lincoln Centre, 5430 LBJ Freeway, Suite 1740, Dallas, Texas   75240.

Item 2.   Identity and Background

     (a) This Statement is filed by (i) Valhi, Inc. ("Valhi"), and Contran Corporation ("Contran") as direct and indirect holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Valhi (as described below in this Statement), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Contran, Valhi, NL Industries, Inc. ("NL"), the Foundation, the CMRT are the direct holders of approximately 39.9%, 3.3%, 3.3%, 2.5% and 0.3%, respectively, of the 9,807,993 Shares outstanding as of July 30, 1998 according to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "Outstanding Shares"). Contran, Valhi and NL may be deemed to control the Company. Valhi and Tremont Corporation ("Tremont") are the direct holders of approximately 58.4% and 18.6%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Valhi, the Foundation, NL and Valmont Insurance Company ("Valmont") are the direct holders of approximately 48.5%, 3.9%, 0.6% and 0.5%, respectively, of the outstanding common stock of Tremont. Valhi may be deemed to control Tremont. Valhi is the holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont.

     VGI, National, Contran, the Foundation, and the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") are the direct holders of 81.9%, 9.5%, 0.7%, 0.5% and 0.2% of the common stock of Valhi, respectively. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National.
Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.8% and 66.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain of Mr. Harold C. Simmons' children and grandchildren (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The Foundation directly holds approximately 2.5% of the Outstanding Shares, 3.9% of the outstanding shares of Tremont common stock and 0.5% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     The CMRT directly holds approximately 0.3% of the Outstanding Shares and 0.1% of the outstanding shares of each of Valhi and Tremont common stock. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     Valmont and NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock owned by Valmont and NL as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     The CDCT No. 2 directly holds approximately 0.2% of Valhi common stock. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Due to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is chairman of the board and chief executive officer of Dixie Rice and Southwest. He is also the chairman of the board of NL and a director of Tremont.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest in the Shares held by the CMRT.

     Harold C. Simmons' spouse is the direct owner of 10,500 Shares and 3,747 and 77,000 shares of Tremont and Valhi common stock, respectively. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b) The principal offices of Valhi, VGI, National, NOA, Dixie Holding, Southwest, Dixie Rice, the CMRT, the Foundation and Contran are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ
Freeway, Suite 1700, Dallas, Texas   75240-2697.  The principal business address
of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) Valhi is engaged though its subsidiaries in the titanium dioxide pigments, titanium metals products, ergonomic computer support systems, precision ball bearing slides and locking systems and waste management industries.

     In addition to activities engaged in through Valhi and the other companies Valhi may be deemed to control, as described above, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable;
(ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products; (iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in real estate and holding notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) among other things, Contran is engaged through the Company in the production of steel rod, wire and wire products.

     The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Foundation is a tax-exempt foundation organized for charitable purposes.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran, Dixie Holding, National and Valhi are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

     The total amount of funds required by Contran to acquire the Shares reported in Item 5(c) was $2,753,607.50 (including commissions). Such funds were or will be provided by Contran's cash on hand and no funds were borrowed for such purpose.

     The Reporting Persons understand that the funds required by each person named in Schedule A to this Statement to acquire Shares were from such person's personal funds.

Item 4.   Purpose of Transaction

     Contran purchased the additional Shares reported in Item 5(c) of this Statement in order to increase its equity interest in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran, other than the CMRT and the Foundation, may from time to time purchase Shares, and any of the Reporting Persons, or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

     The information included in Item 6 of this Statement is incorporated herein by reference.

     The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule A to this Statement and Mr. Simmons' spouse were made for the purpose of such person's personal investment.

     Certain of the persons named in Schedule B to this Statement, namely Messrs. Glenn R. Simmons, J. Walter Tucker, Jr. and Robert W. Singer, are executive officers and/or directors of the Company and may acquire Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) Contran, Valhi, NL, the Foundation, the CMRT and Harold C. Simmons' spouse are the direct beneficial owners of 3,908,759, 326,364, 326,050, 250,000, 30,000 and 10,500 of the Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Valhi, VGI, National, Dixie Holding, NOA, Dixie Rice and Southwest may each be deemed to be the beneficial owner of the 326,364 Shares that Valhi directly holds and the 326,050 Shares that NL directly holds (an aggregate of approximately 6.7% of the Outstanding Shares);

          (2) The CMRT may be deemed to be the beneficial owner of the 682,414 Shares that Valhi, NL and the CMRT directly hold (an aggregate of approximately 7.0% of the Outstanding Shares);

          (3) The Foundation may be deemed to be the beneficial owner of the 902,414 Shares that Valhi, NL and the Foundation directly hold (an aggregate of approximately 9.2% of the Outstanding Shares);

          (4) Contran may be deemed to be the beneficial owner of the 4,561,173 Shares that Contran, Valhi and NL directly hold (an aggregate of approximately 46.5% of the Outstanding Shares); and

          (5) While Harold C. Simmons does not directly own any Shares, he may be deemed to be the beneficial owner of the 4,851,873 Shares that Contran, Valhi, NL, the Foundation, the CMRT and his spouse directly hold (an aggregate of approximately 49.5% of the Outstanding Shares).

Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to personally beneficially own the Shares as indicated on Schedule C to this Statement.

     (b)  By virtue of the relationships described in Item 2:

          (1) Valhi, VGI, National, Dixie Holding, NOA, Dixie Rice and Southwest may each be deemed to share the power to vote and direct the disposition of the Shares that Valhi and NL directly hold;

          (2) The CMRT may be deemed to share the power to vote and direct the disposition of the Shares that Valhi, NL and the CMRT directly hold;

          (3) The Foundation may be deemed to share the power to vote and direct the disposition of the Shares that Valhi, NL and the Foundation directly hold;

          (4) Contran may be deemed to share the power to vote and direct the disposition of the Shares that Contran, Valhi and NL directly hold; and

          (5) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the Shares that Contran, Valhi, NL, the Foundation, the CMRT and his spouse directly hold.

     (c) The table below sets forth additional purchases of the Shares by the Reporting Persons during the 60 days prior to September 14, 1998 and from September 14, 1998. Contran purchased all of such Shares on the New York Stock Exchange, Inc.

                                 Approximate Price
                                   Per Share ($)
                   Amount of       (exclusive of
     Date           Shares         commissions)
--------------  ---------------  -----------------
   07/16/98           2,000           $12.5000
   07/17/98           3,200           $12.7500
   07/21/98           8,200           $12.8750
   07/22/98             900           $12.8750
   07/23/98          10,900           $12.8750
   07/24/98           5,000           $12.7500
   07/27/98           5,000           $12.3750
   07/27/98          10,000           $12.5000
   07/27/98           5,000           $12.6250
   07/27/98          20,000           $12.7500
   07/27/98          10,000           $12.8750
   07/29/98           5,000           $11.7500
   07/29/98          10,000           $12.0000
   07/31/98           5,000           $10.2500
   07/31/98           5,000           $10.5000
   07/31/98           5,000           $10.7500
   07/31/98           5,000           $11.0000
   09/03/98          19,500            $7.5000
   09/03/98             500            $7.3750
   09/14/98         100,000            $8.0000
   09/17/98          48,700            $7.7500

     (d) Each of Contran, Valhi, NL, the Foundation, the CMRT and Mr. Simmons' spouse has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Contran is a party to a $10 million credit facility (the "Societe Facility") dated as of November 5, 1997 with Societe Generale, Southwest Agency ("SoGen"), as amended. Borrowings under the Societe Facility bear interest at the rate announced publicly from time to time by the bank as its prime rate (or if greater, 0.5% over the rate for overnight federal funds transactions for members of the Federal Reserve System) or at a rate of 1.5% over LIBOR, are due November 3, 1998 or such extended maturity date as may be mutually agreed to, and are secured by certain Shares. As of September 11, 1998, no money had been borrowed under the Societe Facility, but letters of credit in the aggregate face amount of approximately $4,680,000 had been issued under the Societe Facility. The foregoing summary of the Societe Facility is qualified in its entirety by reference to Exhibits 1 and 2 to this Statement, which are incorporated herein by this reference.

     The information included in Item 4 of this Statement is hereby incorporated herein by reference.

     Other than set forth above, neither of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1. Credit Agreement dated as of November 5, 1997 between Contran and SoGen (incorporated by reference to Exhibit 1 to Amendment No. 45 to this Statement).

Exhibit 2. First Amendment Agreement dated as of January 8, 1998 between Contran and SoGen amending the Credit Agreement dated as of November 5, 1997 between Contran and SoGen (incorporated by reference to Exhibit 2 to Amendment No. 46 to this Statement).

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 24, 1998




                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 24, 1998





                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


STEVEN L. WATSON, as vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

     The names of the directors and executive officers of Contran Corporation ("Contran"), the Harold Simmons Foundation, Inc. (the "Foundation"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Dixie Holding Company ("Dixie Holding"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ
Freeway, Suite 1700, Dallas, Texas   75240.

            Name                 Present Principal Occupation
-----------------------------  ---------------------------------

Eugene K. Anderson             Vice president of Contran, Dixie
                               Holding, NOA, National VGI and
                               Valhi; and treasurer of the
                               Foundation.

F. Murlyn Broussard (1)        Treasurer of Southwest.

Joseph S. Compofelice (2)      Chairman of the board and chief
                               executive officer of CompX
                               International Inc., a
                               manufacturer of computer support
                               systems, drawer slides and
                               locking systems that is
                               affiliated with Valhi ("CompX");
                               executive vice president of
                               Valhi; a director of NL
                               Industries, Inc. a producer of
                               titanium dioxide products ("NL")
                               that is affiliated with Valhi;
                               and a director Titanium Metals
                               Corporation, a producer of
                               titanium metal products that is
                               affiliated with Tremont.

Norman S. Edelcup (3)          Director of Valhi; chairman of
                               the board of Item Processing of
                               America Inc., a processing
                               service bureau.

Lisa Simmons Epstein           Director and president of the
                               Foundation.

Kenneth R. Ferris (4)          Director of Valhi; Distinguished
                               Professor at the American
                               Graduate School of International
                               Management.

J. Mark Hollingsworth          General counsel of CompX,
                               Contran, Dixie Holding, Dixie
                               Rice, the Foundation, NOA,
                               National, Southwest, VGI and
                               Valhi.

Keith A. Johnson               Controller of the Foundation.

William J. Lindquist           Vice president and tax director
                               of CompX, Contran, Dixie Holding,
                               Dixie Rice, NOA, National,
                               Southwest, VGI and Valhi; and a
                               director of Contran.

Andrew McCollam, Jr. (1)       Director of Dixie Rice; president
                               and director of Southwest; and a
                               private investor.

Harold M. Mire (5)             Vice president of Dixie Rice and
                               Southwest.

Bobby D. O'Brien               Vice president and treasurer of
                               CompX, Contran, Dixie Holding,
                               Dixie Rice, NOA, National, VGI
                               and Valhi; and vice president of
                               Southwest.

Glenn R. Simmons               Chairman of the board of the
                               Keystone Consolidated Industries,
                               Inc. (the "Company"); vice
                               chairman of the board of Contran,
                               Dixie Holding, NOA, National, VGI
                               and Valhi; director of NL,
                               Tremont and CompX; director and
                               executive vice president of
                               Southwest and Dixie Rice.

Harold C. Simmons              Chairman of the board and chief
                               executive officer and president
                               of Contran, Dixie Holding, NOA,
                               National, VGI and Valhi; chairman
                               of the board and chief executive
                               officer of Dixie Rice and
                               Southwest; director and chairman
                               of the board of NL; director of
                               Tremont; a director and chief
                               executive officer of the
                               Foundation; and trustee and
                               member of the trust investment
                               committee of The Combined Master
                               Retirement Trust.

Robert W. Singer               President and chief executive
                               officer of the Company; vice
                               president of Contran and Valhi;
                               and a director of CompX.

Richard A. Smith (5)           Director and president of Dixie
                               Rice.

Gregory M. Swalwell            Controller of Contran, Dixie
                               Holding, NOA, National,
                               Southwest, VGI and Valhi.

J. Walter Tucker, Jr. (6)      President, treasurer and a
                               director of Tucker & Branham,
                               Inc., a mortgage banking,
                               insurance and real estate
                               company; vice chairman of the
                               board of the Company; and a
                               director of Valhi.

Steven L. Watson               Vice president and secretary of
                               CompX, Contran, Dixie Holding,
                               Dixie Rice, NOA, National,
                               Southwest, VGI and Valhi;
                               director of Contran and Dixie
                               Rice; and a director and vice
                               president of the Foundation.

----------

(1)  The principal business address for Messrs. Broussard and McCollam is 402
     Canal Street, Houma, Louisiana   70360.

(2)  The principal business address for Mr. Compofelice is Two Greenspoint
     Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas   77060.

(3)  The principal business address for Mr. Edelcup is 5190 N.W. 167th Street,
     Suite 300, Miami, Florida   33014.

(4)  The principal business address for Dr. Ferris is 15249 North 59th Avenue,
     Glendale, Arizona   85306-6000.

(5)  The principal business address for Messrs. Mire and Smith is 600 Pasquiere
     Street, Gueydan, Louisiana   70542-0010.

(6)  The principal business address for Mr. Tucker is 400 E. Central Boulevard,
     Orlando, Florida   32801.
                                   SCHEDULE C


     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

             Name                  Shares Held     Options Held (1)
-------------------------------  ----------------  ----------------

Eugene K. Anderson                       200                -0-

F. Murlyn Broussard                       -0-               -0-

Joseph S. Compofelice                     -0-               -0-

Norman S. Edelcup                      2,000                -0-

Lisa Simmons Epstein                      -0-               -0-

Kenneth R. Ferris                         -0-               -0-

J. Mark Hollingsworth                     -0-               -0-

Keith A. Johnson                       2,000                -0-

William J. Lindquist                      -0-               -0-

Andrew McCollam, Jr.                      -0-               -0-

Harold M. Mire                            -0-               -0-

Bobby D. O'Brien                          -0-               -0-

Glenn R. Simmons (2)                  41,100           110,833

Harold C. Simmons (3)                     -0-               -0-

Robert W. Singer (4)                  22,954            23,333

Richard A. Smith                          -0-               -0-

Gregory M. Swalwell                       -0-               -0-

J. Walter Tucker, Jr.                153,450             1,667

Steven L. Watson                       2,250                -0-

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) The Reporting Persons understand the Shares indicated as held by Glenn R. Simmons include 18,300 Shares held in his individual retirement account.

(3) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.

(4) The Reporting Persons understand that the Shares indicated as held by Robert W. Singer include 2,500 Shares held in his individual retirement account.